================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                   FORM 6-K
                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ----------------------

                    For the quarter ended October 31, 1998

                           BARBEQUES GALORE LIMITED
                                ACN 008 577 759


          327 Chisholm Road, Auburn, New South Wales, 2144, Australia

      Registrant's telephone number, including area code   61-2-9704-4177
                                                           --------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                 Form 20-F     X       Form 40-F
                            -------               -------

                            ----------------------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                        Yes              No    X
                             -----           -----

================================================================================

                                    FORM 6-K

                     For the Quarter Ended October 31, 1998

                                     INDEX

PART 1.  FINANCIAL INFORMATION                                                                 Page No.
                                                                                           ----------------
  ITEM 1.  Condensed Consolidated Balance Sheets as of October 31, 1998 and
           January 31, 1998                                                                         3

           Condensed Consolidated Statements of Operations for the Three and
           Nine Months Ended October 31, 1998 and 1997                                              4

           Condensed Consolidated Statements of Cash Flows for the Three and
           Nine Months Ended October 31, 1998 and 1997                                              5

           Notes to Condensed Consolidated Financial Statements                                     6

  ITEM 2.  Management's Discussion and Analysis of Financial Condition and Results of
           Operations                                                                               9

  ITEM 3.  Quantitative and Qualitative Disclosures about Market Risk                              23

PART II.  OTHER INFORMATION

  ITEM 1.  Legal Proceedings                                                                       24

  ITEM 2.  Changes in Securities and Use of Proceeds                                               24

  ITEM 3.  Default Upon Senior Securities                                                          24

  ITEM 4.  Submission of Matters to a Vote of Security Holders                                     24

  ITEM 5.  Other Information                                                                       24

  ITEM 6.  Exhibits and Current Reports on Form 6-K                                                25

  SIGNATURES                                                                                       26

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

ITEM 1.  Financial Statements.

                                                                        January 31,  October 31,
                                                                           1998          1998
                                                                        -----------  ------------
                                                                                     (Unaudited)
In A$ thousands, except share and per share data
Assets
Current assets:
  Cash and cash equivalents                                              $      166     $     28
  Accounts receivable, net of allowance of $409 at
      October 31, 1998 and $497 at January 31, 1998                           9,862       13,247
  Receivables from affiliates                                                   143            -
  Inventories (note 2)                                                       43,030       57,420
  Deferred income taxes                                                       2,031        2,368
  Prepaid expenses and other current assets                                   1,079        1,489
                                                                         ----------     --------
     Total current assets                                                $   56,311     $ 74,552

Non-current assets:

  Receivables from affiliates                                                   642          856
  Property, plant and equipment, net of accumulated depreciation of
     $18,841 at October 31, 1998 and $16,741 at January 31, 1998             21,038       31,819
  Goodwill, net of accumulated amortization of $359 at October 31,
     1998 and $293 at January 31, 1998                                        1,507        1,441
  Deferred income taxes                                                       1,194        1,391
  Other non-current assets                                                    1,382        1,706
                                                                         ----------     --------
  Total assets                                                           $   82,074     $111,765
                                                                         ==========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdraft                                                                  -        3,622
  Accounts payable and accrued liabilities                                   16,648       21,778
  Payables to related parties                                                     -        2,610
  Payables to affiliates                                                          -          166
  Current maturities of long-term debt                                          198          103
  Current portion of obligations under capital leases                         1,729        1,996
  Income taxes payable                                                          819           17
                                                                         ----------     --------
    Total current liabilities                                            $   19,394     $ 30,292

Non-current liabilities:
  Long-term debt                                                             14,716       29,944
  Obligations under capital leases, excluding current portion                 3,405        5,059
  Other long-term liabilities                                                   632          931
                                                                         ----------     --------
    Total liabilities                                                    $   38,147     $ 66,226
                                                                         ----------     --------
  Shareholders' equity: Ordinary Shares, $3.64 par value; 27,437,853
     authorized shares; 4,541,652 shares issued and outstanding              16,532       16,532

  Additional paid-in capital                                                 24,554       24,302
  Foreign currency translation adjustment                                     1,177        1,693
  Retained earnings                                                           1,664        3,012
                                                                         ----------     --------
    Total shareholders' equity                                           $   43,927     $ 45,539
                                                                         ----------     --------
    Total liabilities and shareholders' equity                           $   82,074     $111,765
                                                                         ==========     ========

   See accompanying notes to the condensed Consolidated Financial Statements

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                         THREE        THREE        NINE         NINE
                                                        MONTHS       MONTHS       MONTHS       MONTHS
                                                         ENDED        ENDED        ENDED        ENDED
                                                      OCTOBER 31,  OCTOBER 31,  OCTOBER 31,  OCTOBER 31,
                                                         1997         1998         1997         1998
                                                         ----         ----         ----         ----
                                                            (Unaudited)               (UNAUDITED)
In A$ thousands, except share and per share data
Net sales                                             $43,539      $58,102      $113,933     $149,279
Cost of goods sold, warehouse, distribution and
  occupancy costs                                      29,815       40,258        78,235      101,867
                                                      -------      -------      --------     --------
Gross profit                                           13,724       17,844        35,698       47,412
Selling, general and administrative expenses           12,384       16,017        34,112       43,767
Store pre-opening costs                                    37          243           246          672
                                                      -------      -------      --------     --------
Operating income                                        1,303        1,584         1,340        2,973
Equity in income of affiliates, net of tax                153          196           341          430
Interest expense                                        1,111          666         2,871        1,500
                                                      -------      -------      --------     --------
Income (loss) before income taxes                         345        1,114        (1,190)       1,903
Income tax expense (benefit)                              143          255          (506)         555
                                                      -------      -------      --------     --------
Net income (loss)                                     $   202      $   859      $   (684)    $  1,348
                                                      =======      =======      ========     ========
Basic earnings (loss) per share                         $0.11        $0.19        $(0.37)       $0.30
                                                      =======      =======      ========     ========
Diluted earnings (loss) per share                       $0.11        $0.19        $(0.37)       $0.30
                                                      =======      =======      ========     ========
Weighted average shares outstanding (in thousands)      1,844        4,542         1,844        4,542
                                                      =======      =======      ========     ========

   See accompanying notes to the condensed Consolidated Financial Statements

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                         THREE        THREE        NINE         NINE
                                                        MONTHS       MONTHS       MONTHS       MONTHS
                                                         ENDED        ENDED        ENDED        ENDED
                                                      OCTOBER 31,  OCTOBER 31,  OCTOBER 31,  OCTOBER 31,
                                                         1997         1998         1997         1998
                                                         ----         ----         ----         ----
                                                            (Unaudited)               (Unaudited)
In A$ thousands
Cash flows from operating activities:
  Net income (loss)                                   $   202      $   859      $   (684)    $  1,348
  Non-cash charges, net                                 2,348        1,221         2,920        2,263
  Changes in operating assets and liabilities
  Receivables and prepaid expenses                     (3,742)      (3,928)       (4,528)      (3,829)
  Inventories                                          (8,224)      (1,019)      (16,533)     (14,275)
  Other assets                                            (59)           -          (189)         (24)
  Accounts payable and accrued liabilities              4,216        1,027         5,291        6,024
                                                      -------      -------      --------     --------
    Net cash used in operating activities              (5,259)      (1,840)      (13,723)      (8,493)
                                                      -------      -------      --------     --------
Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment       1           13            76           24
  Capital expenditures                                 (1,408)      (2,793)       (2,973)     (11,411)
  Loan repayments received                                335           26           385          123
                                                      -------      -------      --------     --------
    Net cash used in investing activities              (1,072)      (2,754)       (2,512)     (11,264)
                                                      -------      -------      --------     --------
Cash flows from financing activities:
  Repayment of long-term debt                          (4,262)      (2,532)      (10,651)      (6,550)
  Proceeds from long-term debt                         12,284        8,918        25,303       24,293
  Initial public offering ("IPO") costs                  (774)          99          (774)        (268)
  Bank overdraft (repayments) proceeds                   (535)      (1,327)        3,823        3,622
  Principal payments under capital leases                (389)        (586)         (977)      (1,478)
  Dividend paid                                             -            -          (499)           -
                                                      -------      -------      --------     --------
    Net cash provided by financing activities           6,324        4,572        16,225       19,619
                                                      -------      -------      --------     --------
    Effects of exchange rate fluctuations                   9            -            15            -
                                                      -------      -------      --------     --------
    Net increase (decrease) in cash and cash
      equivalents                                           2          (22)            5         (138)
    Cash and cash equivalents at beginning of period       33           50            30          166
                                                      -------      -------      --------     --------
    Cash and cash equivalents at end of period        $    35      $    28      $     35     $     28
                                                      =======      =======      ========     ========

   See accompanying notes to the condensed Consolidated Financial Statements

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)



1       BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States for interim financial information and Rule 10-01 of Regulation S-X.

As a result, the information contained in these unaudited consolidated financial statements and footnotes is condensed from that which would appear in annual consolidated financial statements and does not contain all of the information and footnotes required by United States generally accepted accounting principals for complete financial statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F/A for the fiscal year ended January 31, 1998, filed by Barbeques Galore Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on May 20, 1998. The unaudited condensed consolidated financial statements as of October 31, 1998 and for the three and nine months ended October 31, 1998 and 1997 include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

2       INVENTORIES

The major classes of inventories are as follows:

                                       JANUARY 31,   OCTOBER 31,
                                           1998         1998
                                       ------------  -----------
                                                     (Unaudited)
     In A$ thousands

     Finished goods                      $37,999       $51,442
     Work in progress                      1,328         2,096
     Raw materials                         4,222         4,286
                                         -------       -------
                                          43,549        57,824
     Less: Reserve for obsolescence         (519)         (404)
                                         -------       -------
                                         $43,030       $57,420
                                         =======       =======

3       EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of Ordinary Shares. Diluted earnings (loss) per share are computed by dividing net income (loss) available to holders of Ordinary Shares by the weighted average of Ordinary Shares and dilutive Ordinary Share equivalents for the period.

During the quarter ended January 31, 1998, the Company adopted Statement of Financial Accounting Standards No 128, "Earnings per Share" ("Statement 128"). As required by Statement 128, all prior period information has been restated to conform with the provisions of Statement 128. The weighted average shares used to calculate basic earnings per share was 4,542,000 and 1,844,000 for the quarters ended October 31, 1998 and 1997, respectively. There is no difference between basic earnings per share and diluted earnings per share as the outstanding stock options are anti-dilutive.

4       SUBSEQUENT EVENTS

As a result of recent decreases in the market price of the Company's Ordinary Shares, the US$11.00 per Ordinary Share exercise price of those options granted concurrently with the Company's initial public offering ("IPO") in November 1997, was significantly higher than the current market price. Consequently and in order to provide all employees with the continuing opportunity to acquire Ordinary Shares of the Company at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998 resolved to implement a special option cancellation/regrant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an "Old Option") was cancelled and simultaneously a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a "New Option") was granted in replacement thereof. The New Options are exercisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003. All other terms and conditions of the New Options are substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were cancelled and regranted under the program.

In addition to the cancellation and regrant program, on November 9, 1998, the Board of Directors granted further options to purchase a total of 47,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Share Option Plan and exercisable on the same dates as above.

5       REGISTRATION STATEMENT ON FORM F-1

In 1998, pursuant to an agreement with certain holders of convertible notes (all of which were converted into Ordinary Shares in connection with the Company's IPO, the Company registered 1,044,845 Ordinary Shares, each having a par value of A$3.64, and each represented by one American Depositary Share (each, a "Resale ADS") for resale by shareholders of the Company under the Securities Act of 1933, as amended. 997,926 of these Ordinary Shares were received upon the conversion of the convertible notes. The remainder of these Ordinary Shares were registered voluntarily by the Company and are presently held by long-term shareholders of the Company who may wish to divest all or portion of their holdings in the Company. This registration will be withdrawn on or about December 15, 1998. All shareholders on the Resale F-1 will, at that time, hold shares saleable under Rule 144 promulgated under the Securities Act of 1933, as amended.

6       RECENT ACCOUNTING DEVELOPMENTS

As of July 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The only component of comprehensive income that impacts the Company is foreign currency translation adjustments. The net gain/(loss) associated with the foreign currency translation adjustments for the three months ended October 31, 1998 was a loss of A$516,000 and a gain of A$416,000 for the three months ended October 31, 1997.

The Company does not provide for income taxes on foreign currency translation adjustments since it does not provide for such taxes on undistributed earnings of foreign subsidiaries. Accumulated other comprehensive income at October 31, 1998 and January 31, 1998 consisted solely of foreign currency translation adjustments with credit balances of A$1.7 million and A$1.2 million, respectively.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133") was issued by the Financial Accounting Standards Board in June 1998 and is effective for the Company's quarter ending July 31, 1999. Statement 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

The Company has not determined the impact that Statement 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" at the end of this section and elsewhere in (i) Amendment No. 1 to the Company's Annual Report on Form 20-F/A (File No. 333-37259) for the fiscal year ended January 31, 1998, filed with the Commission on May 20, 1998 and (ii) the Company's post-effective Amendment No. 2 to the Registration Statement on Form F-1 filed with the Commission on September 21, 1998. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that the Company files from time to time with the Commission.

OVERVIEW

Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. The Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories, a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of October 31, 1998, the Company owned and operated 33 stores in all six states in Australia and 42 stores (including three U.S. Navy concession stores) in nine states in the United States. In addition, as of such date, there were 47 licensed stores in Australia and seven franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

The Company derives its revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. For the nine months ended October 31, 1998, these categories represented 33.7%, 48.8%, 7.0% and 10.1% respectively, of the Company's net sales for such period, representing a 17.0%, 58.8%, 7.2% and 5.2% increase over their respective net sales levels for the nine months ended October 31, 1997.

The Company believes the majority of its future growth will result from the continuing expansion of its U.S. retail business, primarily through the opening of new stores, and the refurbishment of its Australian store base. Through its vertically integrated operations, the Company manufactures a proprietary line of barbecues and home heaters for its retail stores and licensees as well as other barbecue and home heater products for its wholesale customers.

Results of Operations

The following table sets forth unaudited consolidated operating results of the Company as a percentage of net sales for the three and nine months ended October 31, 1998 and 1997. Given the degree of seasonality to which the Company's business is subject, the Company's quarterly results and comparisons of such quarterly results to prior years' quarters are not necessarily indicative of future results.

                                                         THREE        THREE        NINE         NINE
                                                        MONTHS       MONTHS       MONTHS       MONTHS
                                                         ENDED        ENDED        ENDED        ENDED
                                                      OCTOBER 31,  OCTOBER 31,  OCTOBER 31,  OCTOBER 31,
                                                         1997         1998         1997         1998
                                                         ----         ----         ----         ----
                                                            (Unaudited)               (Unaudited)
In A$ thousands, except share and per share data
Net sales                                             100.0%       100.0%       100.0%       100.0%
Cost of goods sold, warehouse, distribution and
  occupancy costs                                      68.5         69.3         68.7         68.2
                                                      -----        -----        -----        -----
Gross profit                                           31.5         30.7         31.3         31.8
Selling, general and administrative expenses           28.4         27.6         29.9         29.3
Store pre-opening costs                                 0.1          0.4          0.2          0.5
                                                      -----        -----        -----        -----
Operating income                                        3.0          2.7          1.2          2.0
Equity in income of affiliates, net of tax              0.4          0.3          0.3          0.3
Interest expense                                        2.6          1.1          2.5          1.0
                                                      -----        -----        -----        -----
Income (loss) before income taxes                       0.8          1.9         (1.0)         1.3
Income tax expense (benefit)                            0.3          0.4         (0.4)         0.4
                                                      -----        -----        -----        -----
Net income (loss)                                       0.5%         1.5%        (0.6)%        0.9%
                                                      =====        =====        =====        =====

THREE MONTHS ENDED OCTOBER 31, 1998 (UNAUDITED) COMPARED TO THREE MONTHS ENDED OCTOBER 31, 1997 (UNAUDITED)

Net sales increased by approximately A$14.6 million, or 33.6%, to A$58.1 million for the three months ended October 31, 1998 from A$43.5 million for the three months ended October 31, 1997. One new store was opened in the United States during the three months ended October 31, 1998. In Australia one store was relocated and one store refurbished during this period. Comparable store sales increased 30.3% for the three months ended October 31, 1998 as compared to the three months ended October 31, 1997 and contributed A$8.6 million to the increase in net sales. Comparable store sales increased 11.7% in the United States and 26.7% in Australia. The high comparable store sales increase in Australia was as a result of a combination of promotional activity, the diverse product offering, apparent pent-up consumer demand and the interruption of the
gas supply in the state of Victoria.   The combined comparable store sales
increase was impacted by an increase in the US$/A$ exchange rate of approximately 21.7% for the three months ended October 31, 1998 as compared to
the three months ended October 31, 1997.   Increased sales of A$3.7 million also
resulted from eleven new stores which opened in the United States in the previous twelve months and which did not form part of the comparative store sales. The balance of the increased sales was primarily attributable to two new stores opened and one store refurbished in Australia which did not form part of comparable store sales as well as increased wholesale revenues.

Gross profit increased approximately A$4.1 million, or 29.9% to A$17.8 million for the three months ended October 31, 1998 from A$13.7 million for the three months ended October 31, 1997. Gross margin (gross profit as a percentage of sales ) decreased to 30.7% during the three months ended October 31, 1998 from 31.5% during the comparable period in 1997. The decrease in gross margin reflects the impact of the weak Australian dollar on the cost of imported componentry into Australia and the sales mix in the new U.S. stores in Texas and the East coast.

Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$3.6 million, or 29.0%, to A$16.0 million for the three months ended October 31, 1998 from A$12.4 million for the three months ended October 31, 1997. As a percentage of net sales, selling, general and administrative expenses decreased to 27.6% during the three months ended October 31, 1998 from 28.4% during the comparable period in 1997. This percentage decrease was primarily due to a higher operating leverage off increased sales.

Store pre-opening expenses increased by A$206,000 to A$243,000 for the three months ended October 31, 1998 from A$37,000 for the three months ended October 31, 1997, due to the number and timing of United States' store opening expenditure.

Operating income increased by A$0.3 million to A$1.6 million for the three months ended October 31, 1998 from A$1.3 million for the three months ended October 31, 1997. This increase resulted mainly from an increase in profitability from the Company's Australian retail operations which increase was partially offset by an increase in the loss of the U.S. operation during the three months ended October 31, 1998 due to a larger store base.

Income from affiliates increased by A$43,000 to A$196,000 for the three months ended October 31, 1998 from A$153,000 for the three months ended October 31, 1997.

Interest expense decreased by A$0.4 million to A$0.7 million in the three months ended October 31, 1998 from A$1.1 million for the three months ended October 31, 1997. The decrease reflects the reduced debt requirements of the Company subsequent to the capital raising as a result of its IPO in November 1997.

The Company's effective tax rate was 22.9% in the three months ended October 31, 1998 and 41.4% in the three months ended October 31, 1997. The lower effective tax rate in the three months ended October 31, 1998 was due to the increased loss before taxation in the U.S. operation.

NINE MONTHS ENDED OCTOBER 31, 1998 (UNAUDITED) COMPARED TO NINE MONTHS ENDED OCTOBER 31, 1997 (UNAUDITED)

Net sales increased by approximately A$35.4 million, or 31.1%, to A$149.3 million for the nine months ended October 31, 1998 from A$113.9 million for the nine months ended October 31, 1997. Six new stores were opened in the United States during the nine months ended October 31, 1998. In Australia one new store was opened, one store relocated and one store refurbished during this period. Comparable store sales increased 23.4% for the nine months ended October 31, 1998, as compared to the nine months ended October 31, 1997 and contributed A$18.6 million to the increase in net sales. Comparable store sales increased 11.2% in the United States and 13.3% in Australia. The combined comparable store sales increase was impacted by an increase in the US$/A$ exchange rate of approximately 21.3% for the nine months ended October 31, 1998 as compared to the nine months ended October 31, 1997. Increased sales of A$11.2 million also resulted from eleven new stores which opened in the United States in the previous twelve months and which did not form part of the comparative store sales. The balance of the increased sales was primarily attributable to two new stores opened and one store refurbished in Australia which did not form part of comparable store sales as well as increased wholesale revenues.

Gross profit increased approximately A$11.7 million, or 32.8% to A$47.4 million for the nine months ended October 31, 1998 from A$35.7 million for the nine months ended October 31, 1997. Gross margin (gross profit as a percentage of sales ) increased to 31.8% during the nine months ended October 31, 1998 from 31.3% during the comparable period in 1997. The increase in gross margin is mainly attributable to the reduced cost of goods purchased by the U.S. operation from Australia which reduced cost was as a result of the weak Australian dollar. This was partially offset by product sales mix in Australia and the United States, including the newer stores in the United States.

Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$9.7 million, or 28.4%, to A$43.8 million for the nine months ended October 31, 1998 from A$34.1 million for the nine months ended October 31, 1997. As a percentage of net sales, selling, general and administrative expenses decreased to 29.3% during the nine months ended October 31, 1998 from 29.9% during the comparable period in 1997. This percentage decrease was primarily due to a higher operating leverage from the greater number of stores open in the United States.

Store pre-opening expenses increased by A$426,000 to A$672,000 for the nine months ended October 31, 1998 from A$246,000 for the nine months ended October 31, 1997, due to the number and timing of United States' store opening expenditure.

Operating income increased by A$1.7 million to A$3.0 million for the nine months ended October 31, 1998 from A$1.3 million for the nine months ended October 31, 1997. This increase resulted from an increase in profitability from the Company's U.S. and Australian operations.

Income from affiliates increased by A$89,000 to A$430,000 in the nine months ended October 31, 1998 from A$341,000 for the nine months ended October 31, 1997.

Interest expense decreased by A$1.4 million to A$1.5 million in the nine months ended October 31, 1998 from A$2.9 million for the nine months ended October 31, 1997. The decrease reflects the reduced debt requirements of the Company subsequent to the capital raising as a result of its IPO in November 1997.

The Company's effective tax rate was 29.2% in the nine months ended October 31, 1998 and 42.5% (benefit) in the nine months ended October 31, 1997. The benefit in the comparable period in 1997 relates to a loss before tax. The lower effective tax rate in the nine months ended October 31, 1998 was due to the exclusion from Australian taxation of equity in income of affiliates.

YEAR 2000 READINESS DISCLOSURE

The Company established a Year 2000 compliance team in 1997, under the guidance of its Chief Financial Officer, which reports periodically to the Board of Directors and Audit Committee. To date, a full evaluation of potential Year 2000 risks has been completed and a comprehensive compliance program developed.

While the Company cannot be certain that the consequences of Year 2000 compliance issues will not have a material effect on its business, results of operation or financial condition, it has established and is well advanced with, a rigorous program aimed at minimizing or negating any such effects. As part of the ongoing Year 2000 compliance process, the Company has examined the key risk areas and considered the degree of application to its business activities and future operations.

Information Technology ("IT") Systems: In Australia, the Company is currently replacing its entire core IT system, along with the majority of peripheral hardware and software components such as personal computers, printers and desktop applications. The replacement core IT system has been certified Year 2000 compliant and should be operational by mid-1999.

In the USA, the Company's recently installed computer system has been designed to avoid the occurrence of Year 2000 problems. Minor modifications and upgrades are currently being undertaken and full compliance is anticipated by April 1999.

Non-IT Systems: As with any modern business operation, the Company expects that some degree of non-compliance will be identified in certain technology assets such as telephone systems, office equipment and security systems. The Company believes all potential systems at risk have been identified and an inventory of equipment and the vendors involved has been compiled. The Company is currently in the process of contacting these vendors to ascertain whether each item of equipment is Year 2000 compliant or, if necessary, what remedial action (and cost) is required to achieve compliance.

Products: The Company's products do not utilize embedded technology and the risk, therefore, associated with holding or repairing non-compliant products, is negligible. The Company does not believe it will encounter any significant product warranty costs or obsolete inventory write-offs arising from Year 2000 issues.

Third Party Relationships: The majority of the Company's customers and, therefore, revenue base, is from retail sales from which little credit risk arises. Those customers to whom credit facilities are provided have been contacted by mail questionnaire, to allow the Company to assess their state of readiness in relation to Year 2000 issues. Further follow-up may be required in cases where the Company is not satisfied with a customer's level of compliance.

The Company is dependent on a large number of vendors from various countries for a significant proportion of its merchandise, parts and raw materials. While there are generally no long term purchase contracts, (and no vendor accounts for more than 5% of the Company's merchandise), its results from operations could be adversely affected by a disruption of supply from key vendors. It has been widely reported that such disruptions could occur if a vendor was to experience major Year 2000 compliance problems. A mail questionnaire program has been conducted to assess the level of compliance of all current vendors. Again, Company policy will be to discontinue supply arrangements with any vendor who is unable to demonstrate adequate compliance after mid-1999.

The Company has also included service providers and other key business partners such as banks, telecommunication providers, transport and shipping companies in the compliance program. While the Company expects that most of this group is likely to achieve compliance, its status will be monitored for any adverse indications of risk to the Company.

Costs to Address the Company's Year 2000 Issues

Based on the preceding evaluation of the Company's state of readiness and having regard to the most likely outcomes in relation to each area of risk, the Company has estimated that the total cost to address Year 2000 issues will be approximately A$0.9 million. The vast majority of this estimate relates to the replacement of the Australian IT systems and also includes allowances for minor non-IT systems remediation.

To date, less than A$0.3 million of the above estimate has been expended. There has been no material impact on the Company's results from operations to date.

Risks of the Company's Year 2000 Issues

The risks which the Company faces in relation to Year 2000 issues have been referred to above. Although the Company has no reason to expect that any significant third party impact will arise, no assurance can be made that the impact of these risk areas will not be greater than currently identified or that other risk issues will not arise. The Company is unable to estimate whether there will be any additional significant costs arising from Year 2000 issues.

The Company's Contingency Plans for Year 2000 Issues

At the present time the Company has not developed a detailed contingency plan. As the outcome of its compliance programs becomes known, the Company will re-evaluate the need for, and extent of, any contingency plans.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations through cash flow from operations and bank borrowings. In November 1997, the Company completed its IPO, raising net proceeds of approximately US$13.8 million (approximately A$19.7 million). A portion of these funds have been used to fund (i) the repayment of approximately A$12 million (approximately US$8.4 million) of indebtedness incurred under the credit facility between the Company and the Australian and New Zealand Banking Group Limited ("ANZ"), and (ii) the repayment of approximately US$1.8 million, being all indebtedness outstanding as of the completion of the IPO in November 1997 under a term loan and revolving line of credit facility with Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch"). The remaining US$3.6 million (approximately A$5.1 million) has been used to fund a portion of the Company's operations and investing activities and to continue the expansion of the Company's operations in the United States.

The Company has used cash flows from operations in the nine months ended October 31, 1998 and 1997 of A$8.5 million and A$13.7 million, respectively. The cash used by operations primarily reflects the increase in inventory levels related to the Company's build-up of inventories and the increased number of stores in the United States.

Net cash flows used in investing activities in the nine months ended October 31, 1998 and 1997 were A$11.3 million and A$2.5 million respectively. The increased cash flows used in investing activities have resulted primarily from capital expenditures related to new store openings in the United States, store refurbishments in Australia and the acquisition of two properties as detailed hereafter. During the quarter ended April 30, 1998, the Company acquired a 51,000 square foot property for approximately A$3.5 million to relocate its enameling operations to the same facilities as its barbecue and home heater manufacturing operations adjacent to the Company's Australian headquarters. During the quarter ended

July 31, 1998, the Company acquired a 75,000 square foot property near its Australian headquarters for its warehousing and distribution operations at a cost of approximately A$1.75 million, with an additional approximately A$1.3 million capital expenditure (including A$320,000 for racking) required to upgrade the facility before use. The Company anticipates that it will continue to incur significant capital commitments in connection with further expansion. The actual costs that the Company will incur in connection with the opening and refurbishment of future stores cannot be predicted with precision because such costs will vary based upon, among other things, geographic location, the size of the stores and the extent of remodeling required at the selected sites. The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities (defined below) and from the Company's IPO.

At October 31, 1998 the Company had working capital of A$44.3 million. At October 31, 1998 the Company maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under its borrowing arrangements with ANZ and Merrill Lynch (the "ANZ Facility" and the "Merrill Lynch Facility," respectively). In June 1998, the Company and ANZ entered into the ANZ Facility, revised from a previous facility entered into in July 1994. The ANZ Facility is subject to annual review and modification, in accordance with standard Australian practice. Under this revised facility, the Company and its subsidiaries have access to facilities up to A$49.8 million comprising a multi-purpose facility in principal amount of A$36.6 million, a trade finance facility in principal amount of A$11.0 million and a real property loan in principal amount of A$2.2 million. The ANZ Facility is secured by a first security interest over the Company's present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility) in all the Company's assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company including The Galore Group
(USA), Inc. and Barbeques Galore Inc. (referred to collectively as "Galore USA"). The property loan accrues interest at a rate of 9.6% per annum, and is secured by a registered first mortgage over the freehold property of the Company.

In February 1995, Barbeques Galore Inc., the Company's U.S. operating subsidiary, entered into a five year credit facility with Merrill Lynch which has been amended from time to time. As of October 31, 1998, such facility includes a term loan in aggregate principal amount of US$150,000 (the "Term Loan") and a revolving line of credit in aggregate principal amount of US$1.0 million (the "Revolving Line," and collectively with the Term Loan, the "Merrill Lynch Facility"). Indebtedness under the Revolving Line and Term Loan accrues interest at the 30-day commercial paper rates plus 2.70%, and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets. The Merrill Lynch Facility is guaranteed by the Company and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

The Company believes the ANZ and Merrill Lynch Facilities are sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

Risk Factors

The following are certain factors that should be considered in evaluating the business, financial conditions and results of operations of the Company. However, these factors should not be considered to be exclusive, and readers are urged to consider the statements made elsewhere herein and in the Company's other publicly filed documents.

IMPLEMENTATION OF GROWTH STRATEGY

The growth of the Company is dependent, in large part, upon the Company's ability to successfully execute its Company-owned store expansion program in the United States and its store refurbishment plan in Australia. Pursuant to the U.S. store expansion program, the Company opened 10 new stores in calendar 1997. The Company had opened six stores in the United States as of October 31, 1998, with a further three stores opened in the United States during November 1998. The Company intends to open one more store in the United States in calendar 1998 or, possibly, in early calendar 1999. The Company also currently intends to open 15 new stores in the United States in calendar 1999, nine of which are under construction

(and scheduled to open during the first and second quarters of the year) and one scheduled to open at a Navy base in Virginia. Site selection for the remaining five stores is ongoing. The Company incurred capital expenditures relating to this program in the United States of approximately US$1.8 million in 1997 and expects to incur approximately US$2.0 million in calendar 1998 (US$1.6 million of which had been incurred as of October 31, 1998) and US$2.8 million in calendar 1999. Pursuant to the Company's Australian store refurbishment program, in calendar 1997, the Company remodeled five existing stores, opened one new store, relocated one store and closed one store. The Company refurbished one store, relocated two stores and, in March, opened its one planned new store in calendar 1998. The Company further intends to refurbish two stores, relocate two stores and open one new store in calendar 1999. The Company incurred capital expenditures relating to this program in Australia of approximately A$2.5 million in 1997 and expects to incur approximately A$1.5 million to A$2.5 million in each of calendar 1998 and 1999. The proposed expansion is substantially more rapid than the Company's historical growth. The success of these store expansion and refurbishment efforts will be dependent upon, among other things, the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor, and, if necessary, obtaining additional financing for those sites. In addition, the Company must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. There can be no assurance that the Company will be able to locate suitable store sites or enter into suitable lease agreements. In addition, there can be no assurance that, as the Company opens new stores in existing markets, these new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. The failure of the Company to open new stores or relocate or remodel existing stores on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures would adversely affect the Company's future operating results.

The success of the Company's growth strategy may also depend upon factors beyond its immediate control. The Company has retained outside real estate consultants to assist in site selection and lease negotiations, and may depend, to an increasing extent, on the services of such consultants and other real estate experts as it accelerates the rate of new store expansion. The failure of any such consultants or experts to render needed services on a timely basis could adversely affect the Company's new store expansion. Similarly, changes in national, regional or local real estate and market conditions could limit the ability of the Company to expand into target markets or sites.

As part of its growth strategy, the Company intends to open stores in new markets where it will not initially benefit from knowledge of local market conditions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by its store networks in existing markets. Expansion into new markets may present operating and marketing challenges that are different from those encountered in the past by the Company in its existing markets. As a result of its expansion program and its entry into new markets, primarily in the United States, and its refurbishment program in Australia, the Company has experienced, and expects to continue to experience, an increase in store pre-opening costs and refurbishment-related expenses. There can be no assurance that the Company will anticipate all of the challenges and changing demands that its expansion will impose on its management or operations, and the failure to adapt thereto would adversely affect the Company's implementation of its growth strategy.

If the Company determined to, or was required to, close a Barbeques Galore store, the Company would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if the Company were able to sublet such store, the Company may incur significant costs in writing off leasehold improvements.

In addition, the Company's proposed expansion plans will result in increased demand on the Company's managerial, operational and administrative resources.
As a result of the foregoing, there can be no assurance that the Company will be able to successfully implement its growth strategies, continue to open new stores or maintain or increase its current growth levels. The Company's failure to achieve its expansion plan could have a material adverse effect on its future business, operating results and financial condition.

EFFECT OF ECONOMIC CONDITIONS AND CONSUMER TRENDS

The success of the Company's operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting the Company's business and results of operations. Such effects may be exacerbated by the significant current regional concentration of the Company's business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

The success of the Company depends on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. The Company believes it has benefited from a lifestyle trend toward consumers spending more quality time together in outdoor family gatherings and social activities. Any change in such trend could adversely affect consumer interest in the Company's major product lines. Moreover, the Company's products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If the Company misjudges either the market for its merchandise or its customers' purchasing habits, it may experience a material decline in sales or be required to sell inventory at reduced margins. The Company could also suffer a loss of customer goodwill if its manufacturing operations or stores do not adhere to its quality control or service procedures or otherwise fail to ensure satisfactory quality of the Company's products. These outcomes may have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT OF OPERATIONAL CHANGES

The Company has identified a number of areas for improvement in its operations which will have a significant impact on the implementation of its growth strategy. The Company has, in recent years, replaced or upgraded its management information systems and integrated its central inventory management systems with point-of-sale terminals in Barbeques Galore stores, and currently plans to introduce automated replenishment of store inventory in Australia in the near term. In the United States, the Company is currently upgrading to the latest version of software by JDA Software Group Inc. ("JDA") and is using both outside consultants and the vendor to assist with the process. The total expected capital expenditure for such project is not expected to be significant. In addition, the Company intends to transfer its general ledger and accounts payable functions from its existing computer system to the above-mentioned JDA software system in the near future. The Company has substantially completed the relocation of its enameling operations which are now operational, to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, with the in-line powder coating operation commencing mid-November 1998 after successful trials during the previous month. In addition, the Company rearranged the assembly, warehouse and Australian distribution operations to further improve its production flow, inventory control and distribution management. The relocation of the Company's enameling operations and related changes resulted in the incurring of approximately A$454,000 in costs (of which A$369,000 had already been accrued), required additional capital expenditures of approximately A$2.8 million and the obtaining of a number of building, environmental and other governmental permits. In addition, as the Company expands into new regions or accelerates the rate of its U.S. store expansion, the Company may need additional warehouse capacity. In order to meet such needs, the Company intends to secure another distribution center or expand its current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. There can be no assurance as to whether or when the Company will be able to effect its systems upgrades, enameling plant relocation plans, any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that the Company will not incur cost overruns or disruptions in its operations in connection therewith. The failure of the Company to effect these and any other necessary operational changes on a timely basis would adversely affect the ability of the Company to implement its growth strategy and, therefore, its business, financial condition and operating results.

COMPETITION

The retail and distribution markets for barbecues and the Company's other product offerings are highly competitive in both the United States and Australia. The Company's retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs and mail order companies. The Company's manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. Barbeques Galore competes for retail customers primarily based on its broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within its stores. Many of the Company's competitors have greater financial, marketing, distribution and other resources than the Company, and particularly in the United States, may have greater name recognition than the Company. Furthermore, the lack of significant barriers to entry into the Company's segment of the retail industry may also result in new competition in the future.

SEASONALITY; WEATHER; FLUCTUATIONS IN RESULTS

The Company's business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, its quarterly results of operations to fluctuate significantly. Historically, the Company has realized a major portion of its net sales and a substantial portion of its net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of its peak selling seasons (late spring and early summer), the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, the Company has regularly experienced monthly losses. Since the Company has historically derived a greater portion of its sales from its larger Australian store base, these seasonal trends have generally resulted in increased sales and income during the Australian summer months of November through January and substantially lower-than-average sales and income during the months of February, March, May and July. The Company believes this is the general pattern associated with its segment of the Australian retail industry and expects this pattern will continue in the future. Partially offsetting the effects of seasonality, the Company operates in both the Southern and Northern hemispheres, which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. However, sales of any of the Company's major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. The Company's quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. The Company has in the past experienced quarterly losses, particularly in its fiscal first quarter, and expects that it will experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason the Company's sales or gross margins during peak seasons or periods were substantially below expectations, the Company's quarterly and annual results would be adversely affected.

RELIANCE ON SYSTEMS

In the United States, the Company has installed a JDA Software Group Inc. ("JDA") system on an IBM AS400 platform, which allows it to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. The Company currently runs its general ledger and accounts payable applications on its pre-existing computer system, but intends to transfer these functions to the more powerful JDA system in the near future. At the store level, the Company has installed POS computer terminals as its cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation. Each store's transaction data is captured by its POS terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, margin information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis.

In Australia, the existing Wang VS system is being replaced by a SUN Systems Ultra 60 running a UNIX environment. The Company has also installed a Microsoft NT Server for all its desktop applications which in the future will be the Microsoft suite of software.

The Company's Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based Point of Sale ("POS") registers which manage all sales transactions and store based purchasing transactions. At the end of each day's processing, the data from each register is consolidated onto one register which has an attached modem and which is polled daily to upload the data to the head office system. The Company relies upon its existing management information systems in operating and monitoring all major aspects of the Company's business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of the Company's management information systems, or the Company's failure to continue to upgrade, integrate or expend capital on such systems, as its business expands, could have a material adverse effect upon the Company's business, operating results and financial condition.

As the head office system was not able to handle dates beyond January 1, 2000 the Company has decided to replace its existing hardware and software rather than reworking the existing software to be Year 2000 compatible. See "Part I -
Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000 Readiness Disclosure". The Company has appointed Berger Software, an Australian software house, specializing in distribution and warehousing management software to supply the main business application software. The new system will also handle financial accounting functions and the Company will also be integrating an Executive Information system to provide
additional interrogation capabilities.   The existing store POS software is Year
2000 compatible and runs in a DOS environment on stand alone store-based PCs. These systems are 486MHz PCs, some of which are almost five years old. The Company is proposing the replacement of these superseded PCs with Windows based PCs and a Windows NT Server in each store. The application software will be converted to run in a Windows environment. This new platform will enable the Company to create a Company Intranet and allow for implementation of the latest in software applications.

Envisaged benefits flowing therefrom include the introduction of E-Commerce, sophisticated customer loyalty programs and the combination of Electronic Funds Transfer at Point of Sale ("EFTPOS") into the new POS hardware which will improve customer throughput and reduce bank charges. It is anticipated that this upgrade to the stores' POS systems at an approximate cost of A$1.3 million will be undertaken during 1999, thus ensuring that the POS hardware is Year 2000 compatible. The store systems will continue to be polled on a daily basis and the data transmitted back to head office, for loading into the new Berger software system, producing all the necessary management reporting.

The Company expects that the Information Systems replacement and upgrade which will be customized to its requirements will necessitate capital expenditures of approximately A$0.9 million. Work is currently underway and implementation is scheduled for May 1999, although no assurance can be given that these issues can be resolved in a cost-effective or timely manner or that the Company will not incur significant expense in resolving these issues. The Company's newly installed computer system in the United States has been designed to avoid the occurrence of such problems with the year 2000.

DEPENDENCE ON KEY EMPLOYEES

The Company's success is largely dependent on the efforts and abilities of its executive officers, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Research and Product Development and Director, and Sydney Selati, President of Barbeques Galore, Inc., the Company's U.S. operating subsidiary, and Director. These individuals have an average of 15 years of experience with the Company and have chief responsibility for the development of the Company's current business and growth strategies. L.D. "Chip" Brown's employment terminated on August 24, 1998 and Galore USA is seeking a suitable replacement to take on the functions of Chief

Operating Officer for the Company's U.S. operations. The Company does not have employment contracts with any of its executive officers. The loss of the services of these individuals or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's success is also dependent upon its ability to continue to attract and retain qualified employees to meet the Company's needs for its new store expansion program in the United States and its store refurbishment plans in Australia.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; DEPENDENCE ON SIGNIFICANT VENDORS AND SUPPLIERS

Barbeques Galore, with its headquarters, manufacturing, enameling, wholesale and non-U.S. store operations in Australia, transacts a majority of its business in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could materially adversely affect the Company's business, operating results and financial condition.

The Company purchases certain of its finished inventory and manufacturing parts and all of its raw materials from numerous vendors and suppliers and generally has no long-term purchase contracts with any vendor or supplier. During the nine months ended October 31, 1998, the Company purchased inventory from over 400 vendors in the United States, Australia and Asia. In such period, approximately 25% of the Company's merchandise purchases were obtained from the Company's ten largest vendors. Although no vendor accounted for more than 5% of the Company's merchandise purchases in such period (other than Horan's Steel Pty Ltd., an Australian steel distributor ("Horan's Steel"), and Bromic Pty Ltd., an Australian gas components importer ("Bromic")), the Company considers certain barbecue brands to be significant to its business, especially in the United States. In December 1997, the Company appointed Sheet Metal Supplies Pty Ltd ("SMS") as its steel supplier, to replace Horan's Steel, with full effect from May 1998. During the twelve months ended January 31, 1998 and the nine months ended October 31, 1998, the Company purchased barbecue and home heater parts from over 50 suppliers in Asia, Australia and North America. During the twelve months ended January 31, 1998 Horan's Steel and Bromic supplied the Company with approximately 20% and 21%, respectively, of the Company's factory parts and raw material purchases and approximately 80% of the Company's factory parts and raw material purchases were obtained from the Company's ten largest suppliers. During the nine months ended October 31, 1998, Horan's Steel, Bromic and SMS supplied the Company with approximately 10%, 13% and 13% respectively of the Company's factory parts and raw material purchases and approximately 83% of the Company's factory parts and raw material purchases were obtained from the Company's ten largest suppliers. The Company's results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of such parts or raw materials, especially the price of steel, which has fluctuated in the past. In addition, some of the Company's key suppliers currently provide the Company with certain incentives, such as volume and trade discounts as well as other purchasing incentives. A reduction or discontinuance of these incentives could have an adverse effect on the Company. Although the Company believes that its relationships with its vendors and suppliers are good, any vendor or supplier could discontinue selling to the Company at any time.

PRODUCT LIABILITY AND GOVERNMENTAL AND OTHER REGULATION

Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's products and the personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Compliance with such regulations has not in the past had, and is not anticipated to have, a material adverse effect on the Company's business, operating results and financial condition. Nonetheless, such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. In addition, failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using a Company product. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. Even if such circumstances were beyond the Company's control, the Company's business, operating results and financial condition could be materially adversely affected. In the event of such an occurrence, the Company could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Although the Company maintains liability insurance in both Australia and the United States, there can be no assurance that such insurance will provide sufficient coverage in any particular case. In Australia, the limit of the Company's product liability coverage is A$50 million. In the United States, the Company's U.S. operating subsidiary is covered by a policy having general liability coverage limited at US$12 million and third party liability coverage limited at US$11 million. There is no assurance that certain jurisdictions in which the Company operates will not impose additional restrictions on the sale or use of the Company's products.

In addition, the Company's barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. The Company's distribution facilities are also subject to workplace safety and labor relations regulations. The Company believes that it is in substantial compliance with such regulations. The sale of certain products by the Company may result in technical violations of certain of the Company's leases which prohibit the sale of flammable materials in or on the leased premises. As a barbecue and barbecue accessories store, the Company sells lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. The Company does not store containers of gas for barbecue grills in its stores. The Company stores matches, lighters and the like in closed containers or in displays where the chance of activation is remote, and does not store such items near open flames. Over the Company's operating history, the Company's landlords have been made aware that the Company sells such products. To date, no landlord has terminated or threatened termination of any lease due to such sales.

The foregoing regulations and restrictions could have a material adverse effect on the Company's business, operating results or financial condition.

UNCERTAINTIES REGARDING MANUFACTURING AND DISTRIBUTION OF MERCHANDISE

The Company manufactures a substantial portion of the barbecues and home heaters sold in its stores and distributes merchandise to Barbeques Galore stores primarily from its distribution centers located at its headquarters in Australia and Irvine, California. Throughout the manufacturing process, the Company utilizes heavy machinery and equipment to produce and assemble barbecues and home heaters from parts and raw materials supplied from numerous third party suppliers. In distributing merchandise, the Company relies upon third party sea carriers to ship its manufactured products from Australia to the United States, as well as third party surface freight carriers to transport all its merchandise from its distribution centers and warehouses to stores. Accordingly, the Company is subject to numerous risks associated with the manufacturing and distribution of its merchandise, including supply interruptions, mechanical risks, labor stoppages or strikes, inclement weather, import regulation, changes in fuel prices, changes in the prices of parts and raw materials, economic dislocations and geopolitical trends. In addition, the Company believes that, while its distribution facilities are sufficient to meet Barbeques Galore's current needs, the Company may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores.

RISKS RELATED TO FRANCHISED AND LICENSED STORES

As of October 31, 1998, there were 47 licensed stores in Australia and seven franchised stores in the United States, all of which are operated under the "Barbeques Galore" name by independent licensees or franchisees who purchase proprietary and other store products, and receive support services, from the Company. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. The Company monitors its licensed and franchised stores to assure their conformity to Barbeques Galore's standards and image and requires the licensees and franchisees to comply with Barbeques Galore's merchandising and advertising guidelines. Although the Company believes that its licensees and franchisees are presently in substantial compliance with Company guidelines and that its license and franchise arrangements have not been problematic in any material respect in the past, serious or protracted failures by licensees or franchisees to adhere to Company standards could adversely affect customer loyalty and diminish the Company's brand name or reputation for quality products and services, and could require the Company to devote significant management attention and resources to enforcing its rights under such agreements. Conversely, if the Company fails to provide adequate support services or otherwise breaches its contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue thereunder. The licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon sixty days' notice.

CURRENCY FLUCTUATIONS

The Company prepares its consolidated financial statements in Australian dollars, but a substantial portion of the Company's revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which the Company transacts its business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. Prior to the current fiscal year, the Company's Australian operations have hedged a major portion of its imports against exchange rate fluctuations with respect to the Australian dollar. However, in its U.S. operations, the Company has not, and it currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition. Such currency issues could, thus, affect the market price for the American Depositary Shares ("ADSs") representing the Company's Ordinary Shares in the U.S. trading market. Although the Company does not anticipate paying any regular cash dividends on the Ordinary Shares or the ADSs in the foreseeable future, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by the Depositary of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs.

RESTRICTIONS ON FOREIGN OWNERSHIP; ANTITAKEOVER RESTRICTIONS

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the "Takeovers Act"). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of the Company (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in the Company and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that under current foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, the Company would be considered a foreign person under the Takeovers Act. In such event, the Company would be required to obtain the approval of the Treasurer for the Company, together with its associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$5 million or (ii) any direct or indirect ownership interest in Australian residential real estate. In addition, the percentage of foreign ownership of the Company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since the Company has no current plans for any such acquisitions and only owns commercial property, any such approvals required to be obtained by the Company as a foreign person under the Takeovers Act will not affect the Company's current or future ownership or lease of property in Australia. In addition, there would be no material tax consequence to shareholders of the Company (including holders of ADSs) resulting from the Company being deemed a foreign person under the Takeovers Act. If all of the ADSs previously offered by the Company or its shareholders were acquired by foreign persons or their associates, then the level of foreign ownership of the Company's equity securities would be approximately 64.8%. The level of foreign ownership could also increase in the future if additional existing Australian investors decide to sell their shares into the U.S. market or if the Company were to sell additional Ordinary Shares or ADSs in the future.

The Company has additionally provided that all stock options outstanding under the Company's Executive Share Option Plan at such time as the Company becomes subject to a takeover bid pursuant to which the offeror acquires at least thirty percent (30%) of the outstanding Ordinary Shares of the Company shall become immediately exercisable for a period of up to 120 days, measured from the date the Board notifies the optionee of the takeover bid. Similarly, the Company has provided that all stock options outstanding under the Company's 1997 Share Option Plan at such time as the Company is acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one
(1) year (or until the expiration of the stock option term, if earlier). There are 203,038 Ordinary Shares underlying stock options outstanding pursuant to the Executive Share Option Plan, which, barring acceleration, will become exercisable on February 1, 1999, 224,450 Ordinary Shares underlying stock options granted under the Company's 1997 Share Option Plan, which, barring acceleration, will become exercisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003 according to the terms of the 1997 Share Option Plan and 17,646 Ordinary Shares underlying stock options granted under the Company's 1997 Share Option Plan, which, barring acceleration, will become exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003 according to the terms of the 1997 Share Option Plan.

The investment restrictions and dilutive acceleration events discussed above could have a material adverse effect on the Company's ability to raise capital as needed and could make more difficult or render impossible attempts by certain entities (especially foreign entities, in the case of the Takeovers Act) to acquire the Company, including attempts that might result in a premium over market price to holders of ADSs.

The Memorandum and Articles of Association of the Company (collectively, the "Articles") contain certain provisions that could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. Provisions contained in the Articles, among other things, (i) in effect divide the Board of Directors of the Company into three classes, which serve for staggered three-year terms, (ii) provide that the shareholders may amend or repeal special resolutions, including changes to the Articles and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present, (iii) require extended notice (of up to 21 days) for special resolutions considered by the Board of Directors, and (iv) authorize the Board of Directors, without any vote or action by shareholders of the Company, to issue, out of the Company's authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter. Although the Company currently has no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior share that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Articles referred to above, could have the effect of making it more difficult for a third party to acquire control of the Company.

Australian law requires the transfer of shares in the Company to be made in writing, and stamp duty at the rate of 0.6% is payable in relation to any transfer of shares. No stamp duty will be payable in Australia on the transfer of ADSs provided that any instrument by which the ADSs are transferred is executed outside Australia.

In certain circumstances, nonresidents of Australia may be subject to Australian tax on capital gains made on the disposal of shares or ADSs. The rate of Australian tax on taxable gains realized by non-residents of Australia is 36% for companies. For individuals, the rate of tax increases from 29% to a maximum of 47%.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

                           PART II  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS.

Not applicable.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS.

Not applicable.

ITEM 3.  DEFAULT UPON SENIOR SECURITIES.

Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

ITEM 5.  OTHER INFORMATION.

As a result of recent decreases in the market price of the Company's Ordinary Shares, the US$11.00 per Ordinary Share exercise price of those options granted concurrently with the Company's IPO in November 1997, was significantly higher than the current market price. Consequently and in order to provide all employees with the continuing opportunity to acquire Ordinary Shares of the Company at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998 resolved to implement a special option cancellation/regrant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an "Old Option") was cancelled and simultaneously a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a "New Option") was granted in replacement thereof. The New Options are exercisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003. All other terms and conditions of the New Options are substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were cancelled and regranted under the program.

In addition to the cancellation and regrant program on November 9, 1998, the Board of Directors granted further options to purchase a total of 47,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Share Option Plan and exercisable on the same dates as above.

ITEM 6.  EXHIBITS AND CURRENT REPORTS ON FORM 6-K.

   (a)  Exhibits

        Not applicable.

   (b) There were no current reports on Form 6-K filed during the quarter ended October 31, 1998.

                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                                BARBEQUES GALORE LIMITED
                                (Registrant)


                                By:  /s/ Robert B. Gavshon
                                     ---------------------
                                Robert B. Gavshon
                                Executive Deputy Chairman

Date:
December  14, 1998